Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Bilibili Inc., you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was affected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUOUS APPOINTMENT OF INDEPENDENT

DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF AUDITOR;

(4) PROPOSED AMENDMENTS TO THE 2018 SHARE INCENTIVE PLAN; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover page shall have the same meanings as those defined in this circular.

A notice convening the AGM to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 28, 2024 at 4:30 p.m. is set out on pages 37 to 41 of this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company’s investor relations (https://ir.bilibili.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on May 23, 2024, Hong Kong time, as the record date (the “Shares Record Date”) of the Class Y Ordinary Shares and Class Z Ordinary Shares. Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on May 23, 2024 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 18, 2024 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

April 9, 2024

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2018 Share Incentive Plan”	the Company’s 2018 share incentive plan first adopted in February 2018 as amended by the Board in March 2020 and October 2022, which is currently in force

“Adoption Date”	the date on which the Shareholders approved the Second Amended and Restated 2018 Share Incentive Plan

“ADSs”	American Depositary Shares (each representing one Class Z Ordinary Share)

“AGM”	an annual general meeting of the Company to be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, on June 28, 2024 at 4:30 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 37 to 41 of this circular, or adjournment thereof

“Applicable Laws”	the legal requirements relating to the Second Amended and Restated Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein

“Articles of Association”	the eighth amended and restated memorandum of association and articles of association of the Company adopted on June 30, 2022, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Award”	an Option, restricted share or restricted share unit award granted to an Eligible Participant pursuant to the Second Amended and Restated 2018 Share Incentive Plan

“Award Agreement”	any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium

“Board”	the board of Directors

“Business Day”	a day on which the Stock Exchange is open for the business of dealing in securities

DEFINITIONS

“Class Y Ordinary Shares”	Class Y ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class Y ordinary share is entitled to 10 votes per Share on any resolution tabled at the Company’s general meeting, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per Share basis

“Class Z Ordinary Shares”	Class Z ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class Z ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“close associate(s)”	has the meaning ascribed to it under the Listing Rules

“Committee”	a committee of one or more members of the Board to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, independent Directors and executive officers of the Company

“Companies Act”	the Companies Act of the Cayman Islands as amended from time to time

“Company”, “we”, “us”, or “our”	Bilibili Inc., a company incorporated in the Cayman Islands on December 23, 2013 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Compensation Committee”	the compensation committee of the Board

“Consultant”	any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or its subsidiaries on a continuing or recurring basis in such person’s ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee pursuant to the criteria set out in the Second Amended and Restated 2018 Share Incentive Plan; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; (c) the consultant or adviser is a natural person who has contracted directly with a member of the Group to render such services

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Eligible Participant(s)”	any person(s) eligible to participate in the Second Amended and Restated 2018 Share Incentive Plan, including Employee Participants, Related Entity Participants or Service Provider Participants, as determined by the Committee

DEFINITIONS

“Employee Participant”	any person who is an employee (whether full-time or part-time), director or officer of any Group Entity, including persons who are granted Awards under the Second Amended and Restated 2018 Share Incentive Plan as an inducement to enter into employment contracts with any Group Entity, provided that a person shall not cease to be an employee in the case of (a) any leave of absence approved by the relevant Group Entity; or (b) any transfer of employment amongst Group Entities or any successor, and provided further that a person shall, for the avoidance of doubt, cease to be an employee with effect from (and including) the date of termination of his/her employment

“Global Share Plan”	the global share incentive plan approved by the Board in November 2014 which was terminated with effect from the Primary Conversion in October 2022 (while the awards previously granted and outstanding and the evidencing original award agreements shall survive the termination of the Global Share Plan and remain effective until the expiration of their original terms, as may be amended from time to time)

“Group”	the Company, subsidiaries and consolidated affiliated entities from time to time

“Group Entity”	any of the Company and its subsidiaries

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKEX”	Hong Kong Exchanges and Clearing Limited

“Holding Company”	a company of which the Company is a subsidiary

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Incentive Share Option”	an Option that is intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986 of the United States, as amended, or any successor provision thereto

“Latest Practicable Date”	April 2, 2024, being the latest practicable date for ascertaining certain information before the publication of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Nasdaq”	Nasdaq Global Select Market

DEFINITIONS

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Board

“Non-Qualified Share Option”	an Option that is not intended to be an Incentive Share Option

“Option”	a right granted to a Participant pursuant to the Second Amended and Restated 2018 Share Incentive Plan to purchase a specified number of Shares at a specified price during specified time periods, which may be either an Incentive Share Option or a Non-Qualified Share Option

“Participant”	a person who, as an Eligible Participant, has been granted an Award pursuant to the Second Amended and Restated 2018 Share Incentive Plan

“Primary Conversion”	the Company’s voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange, which took effect on October 3, 2022

“Related Entity”	(i) a Holding Company; (ii) subsidiaries of the Holding Company other than members of the Group; or (iii) an associated company of the Company

“Related Entity Participant”	any person who is a director or an employee (whether full-time or part-time) of a Related Entity

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Listing Rules, being: (i) any amendment to the Company’s memorandum of association or articles of association, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RMB”	Renminbi, the lawful currency of the PRC

“Scheme Limit”	shall have the meaning as set out on page 24 of this circular

“SEC”	U.S. Securities and Exchange Commission

“Second Amended and Restated 2018 Share Incentive Plan”	the 2018 Share Incentive Plan resolved by the Board to be further amended, subject to Shareholders’ approval at the AGM, a summary of the principal terms of which is set out in Appendix III to this circular

“Service Provider Participant”	a person providing services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee pursuant to the criteria set out in the Second Amended and Restated 2018 Share Incentive Plan and Appendix III to this circular

DEFINITIONS

“Service Provider Sublimit”	shall have the meaning as set out on page 24 to page 25 of this circular

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share(s)”	Class Y Ordinary Shares and/or Class Z Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Issue Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with unissued Class Z Ordinary Shares and/or ADSs of not exceeding 20% of the number of the issued Shares as at the date of passing of such ordinary resolution

“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Class Z Ordinary Shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended from time to time

“Trust”	any trust or similar arrangement established for the purposes of implementing and administering the Second Amended and Restated 2018 Share Incentive Plan

“Trust Deed”	the deed constituting and/or governing any Trust or such other governing documents or custodian arrangements entered into between the Company and any Trustee as the Committee considers appropriate

“Trustee”	any trustee or other third party appointed by the Company to hold Shares under a Trust pursuant to a Trust Deed

DEFINITIONS

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“Vesting Date”	the date or dates on which an Award (or part thereof) is to vest in the relevant Participant following which the Participant may exercise the Award, as determined from time to time by the Committee pursuant to the Second Amended and Restated 2018 Share Incentive Plan, unless a different Vesting Date is deemed to occur in accordance with the Second Amended and Restated 2018 Share Incentive Plan

“weighted voting rights”	has the meaning ascribed thereto under the Listing Rules

“WVR Beneficiary(ies)”	has the meaning ascribed thereto under the Listing Rules and unless the context otherwise requires, refers to Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, being the holders of Class Y Ordinary Shares

“%”	percent

LETTER FROM THE BOARD

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

Directors	Registered office
Mr. Rui CHEN (Chairman and Chief executive officer)	190 Elgin Avenue
Ms. Ni LI	George Town
Mr. Yi XU	Grand Cayman KY1-9008
Cayman Islands
Independent Directors
Mr. JP GAN	Principal Executive Office of Main Operations
Mr. Eric HE	Building 3, Guozheng Center
Mr. Feng LI	No. 485 Zhengli Road
Mr. Guoqi DING	Yangpu District
Shanghai
People’s Republic of China

Address in Hong Kong
Suite 603, 6/F, Laws Commercial Plaza
788 Cheung Sha Wan Road
Kowloon
Hong Kong

April 9, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUOUS APPOINTMENT OF

INDEPENDENT DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS;

(2) PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE;

(3) PROPOSED RE-APPOINTMENT OF AUDITOR;

(4) PROPOSED AMENDMENTS TO THE 2018 SHARE INCENTIVE PLAN; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the AGM for Shareholders’ approval and the notice of AGM.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS AND CONTINUOUS APPOINTMENT OF INDEPENDENT DIRECTOR WHO HAS SERVED MORE THAN NINE YEARS

Pursuant to Article 89(g)(i) of the Articles of Association, Mr. Rui Chen, Mr. JP Gan and Mr. Eric He will retire as Directors by rotation. All of our retiring Directors, being eligible, will offer themselves for re-election at the AGM.

Further, pursuant to code provision B.2.3 of the Corporate Governance Code under Appendix C1 to the Listing Rules, if an independent non-executive director has served more than nine years, his/her further appointment should be subject to a separate resolution to be approved by shareholders. Mr. JP Gan, an independent Director, has served the Board since January 2015. A separate resolution will be proposed for his re-election at the AGM.

Biographical and further details about the proposed re-election of the three Directors mentioned above are set out in Appendix I to this circular.

3.	PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Overview

At the annual general meeting of the Company held on June 30, 2023, the Directors were given a general mandate to allot, issue and deal with Shares. Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

Share repurchase mandate

In order to give the Company the flexibility to repurchase Class Z Ordinary Shares and/or ADSs on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the grant of the Share Repurchase Mandate to the Directors to repurchase Class Z Ordinary Shares and/or ADSs of not exceeding 10% of the number of issued Shares as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 412,729,200 issued and outstanding Shares. Subject to the passing of relevant ordinary resolution and assuming that the number of issued Class Z Ordinary Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the maximum number of Class Z Ordinary Shares and/or ADSs which may be repurchased pursuant to the Share Repurchase Mandate as at the date of grant will be 41,272,920 Class Z Ordinary Shares.

The Share Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Repurchase Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

An explanatory statement required by the Listing Rules to be sent to all Shareholders in connection with the Share Repurchase Mandate is set out in Appendix II to this circular.

LETTER FROM THE BOARD

Share issue mandate

In order to give the Company the flexibility to issue Class Z Ordinary Shares and/or ADSs if and when appropriate and in accordance with Rule 13.36 of the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the granting of a share issue mandate to the Directors to issue, allot or deal with unissued Class Z Ordinary Shares and/or ADSs not exceeding 20% of the total number of issued Shares as at the date of passing of such ordinary resolution. As at the Latest Practicable Date, the Company had a total of 412,729,200 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued Class Z Ordinary Shares remains unchanged following the Latest Practicable Date and prior to the date of the AGM, the Directors will be authorized to issue a maximum of 82,545,840 Class Z Ordinary Shares under the Share Issue Mandate.

The Share Issue Mandate shall be in force from the date of the passing of the relevant resolution at the AGM until: (a) the conclusion of the next annual general meeting of Shareholders unless, by an ordinary resolution passed at that meeting, the Share Issue Mandate is renewed, either unconditionally or subject to conditions; or (b) revoked or varied by an ordinary resolution of the Shareholders in a general meeting, whichever occurs first.

As at the Latest Practicable Date, the Company did not have any plan to issue Class Z Ordinary Shares under the Share Issue Mandate.

4.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint PricewaterhouseCoopers as the independent auditor of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers have indicated their willingness to be reappointed as auditor of the Company for the said period.

5.	PROPOSED AMENDMENTS TO THE 2018 SHARE INCENTIVE PLAN

The Board first adopted the 2018 Share Incentive Plan on February 27, 2018, and amended it on March 23, 2020 and October 3, 2022. Since the Primary Conversion, (i) the Company has relied on the transitional arrangements applicable to existing share schemes under Chapter 17 of the Listing Rules; and (ii) the Class Z Ordinary Shares issued to satisfy the vesting of awards under the 2018 Share Incentive Plan have been issued under the general mandates approved by the Shareholders.

The Board has resolved to amend and restate the 2018 Share Incentive Plan as the Second Amended and Restated 2018 Share Incentive Plan in order to comply with the new requirements on share schemes involving issuance of new shares under Chapter 17 of the Listing Rules and in light of the expiry of the relevant transitional arrangements applicable to the 2018 Share Incentive Plan. The Second Amended and Restated 2018 Share Incentive Plan is subject to Shareholders’ approval at the AGM.

The purpose of the Second Amended and Restated 2018 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Eligible Participants to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The Second Amended and Restated 2018 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Eligible Participants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Company had a total of 412,729,200 issued and outstanding Shares. Assuming there is no change in the number of issued Shares during the period from the Latest Practicable Date to the Adoption Date, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) together with the number of Shares which may be issued pursuant to any awards to be granted under any other schemes of the Company shall be 41,272,920 Shares, being the number of Shares representing 10% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) on the Adoption Date. The Awards under the Second Amended and Restated 2018 Share Incentive Plan will be funded by new Class Z Ordinary Shares (or equivalent amount of ADSs, at the discretion of the Committee).

As at the Latest Practicable Date, no trustee had been appointed to administer and implement the Second Amended and Restated 2018 Share Incentive Plan. If a trustee is appointed by the Company in the future, such trustee will be independent of the Company and its connected persons and shall comply with the requirements regarding voting arrangements as set out under Rule 17.05A of the Listing Rules.

The operation of the Second Amended and Restated 2018 Share Incentive Plan is conditional upon:

(a)	the passing of the ordinary resolutions by the Shareholders at the AGM to approve and adopt the Second Amended and Restated 2018 Share Incentive Plan; and

(b)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Shares to be allotted and issued pursuant to the Awards.

As at the Latest Practicable Date, the Company did not have any plan to grant Awards under the Second Amended and Restated 2018 Share Incentive Plan.

For the avoidance of doubt, any granted and unexercised options, and any granted and unvested awards under the 2018 Share Incentive Plan prior to the Adoption Date shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2018 Share Incentive Plan. As at the Latest Practicable Date, there was an aggregate of 16,573,315 Class Z Ordinary Shares underlying options outstanding and an aggregate of 11,564,545 Class Z Ordinary Shares underlying unvested restricted share units under the 2018 Share Incentive Plan.

Key changes to the 2018 Share Incentive Plan under the Second Amended and Restated 2018 Share Incentive Plan include, without limitation, the following:

(a)	inclusion of the definition of Eligible Participants which include Employee Participants, Related Entity Participants and Service Provider Participants;

(b)	amendment of the Scheme Limit and inclusion of the Service Provider Sublimit;

(c)

inclusion of requirement to seek Shareholders’ approval for refreshment of the Scheme Limit and/or the Service Provider Sublimit from the later of three years after the Adoption Date or three years after the date of the previous Shareholders’ approval for such limit(s) (as the case may be);

(d)

inclusion of requirement to seek Shareholders’ approval for any Award(s) which would result in the total number of Shares issued and to be issued upon the exercise of Awards granted and to be granted under the Second Amended and Restated 2018 Share Incentive Plan and any other share schemes of the Company to a Participant (including both exercised and outstanding awards) within any 12-month period to exceed 1% of the total issued and outstanding Shares of the Company at the date of any grant;

LETTER FROM THE BOARD

(e)

inclusion of requirement to seek (i) Compensation Committee’s and independent Directors’ approval for any grant of Award(s) to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, and (ii) Shareholders’ approval for:

(i)

any Award(s) (but not Options) to a Director (other than an independent Director) or chief executive of the Company, or any of their respective associates, that would result in the Shares issued and to be issued in respect of all awards granted to such person under the Second Amended and Restated 2018 Share Incentive Plan and any other share schemes (excluding any awards lapsed in accordance with the terms of the respective share schemes) in any 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of issued and outstanding Shares of the Company; and

(ii)

any Award(s) to an independent Director or substantial shareholder of the Company, or any of their respective associates, that would result in the number of Shares issued and to be issued upon exercise of all awards already granted to such person under the Second Amended and Restated 2018 Share Incentive Plan and any other share schemes (excluding any awards lapsed in accordance with the terms of the respective share schemes) in any 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of issued and outstanding Shares of the Company;

(f)	revision of requirements on the exercise price of Options, subject to the waiver from strict compliance with Rule 17.03E of the Listing Rules described in the section below;

(g)

inclusion of a minimum vesting period of twelve (12) months from the grant date, subject to specific circumstances set out in the Second Amended and Restated 2018 Share Incentive Plan and Appendix III to this circular under which an Award to Employee Participants may be subject to a shorter vesting period;

(h)	inclusion of specific circumstances under which an Award may lapse or be cancelled;

(i)	inclusion of a description of the clawback policy adopted by the Company in respect of any Award(s);

(j)

amendment of provision for proportionate adjustments to the Awards granted under the Second Amended and Restated 2018 Share Incentive Plan in the event of any alteration in the capital structure of the Company;

(k)

inclusion of requirement to seek Shareholders’ approval for any amendment or alteration of the terms of the Second Amended and Restated 2018 Share Incentive Plan which are (i) of a material nature or (ii) relating to the matters set out in Rule 17.03 of the Listing Rules to the extent that such alteration or amendment operates to the advantage of the Eligible Participants and for any change to the authority of the Board or the Committee to alter the terms of the Second Amended and Restated 2018 Share Incentive Plan; and

(l)	inclusion of house-keeping and other consequential amendments in connection with the Second Amended and Restated 2018 Share Incentive Plan.

LETTER FROM THE BOARD

Waiver from strict compliance with Rule 17.03E of the Listing Rules regarding exercise price of Options to be granted pursuant to the Second Amended and Restated 2018 Share Incentive Plan

Rule 17.03E of the Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

Since the listing of the Company’s ADSs on the Nasdaq, it has been the Company’s practice to issue options exercisable into ADSs (which represents underlying Class Z Ordinary Shares) denominated in U.S. dollars under its share incentive plans and the Company will continue to issue options exercisable into ADSs under the Second Amended and Restated 2018 Share Incentive Plan. By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars.

On the basis that: (i) the method for determining the exercise price of the options based on the market price of ADSs substantially replicates the requirement in Rule 17.03E of the Listing Rules, (ii) it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, and the Company will continue to grant options under the Second Amended and Restated 2018 Share Incentive Plan with exercise prices based on the market price of its ADSs which are denominated in U.S. dollars; and (iii) it would be impracticable and unduly burdensome for the Company to change the existing method for determining the exercise price of the options to strictly comply with Rule 17.03E the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 17.03E of the Listing Rules such that the Company will be able to determine the exercise price for options to be granted under its share schemes based on the higher of: (i) the per-share closing price of the Company’s ADSs on the Nasdaq on the date of grant, which must be a Nasdaq trading day; and (ii) the average per-share closing price of the Company’s ADSs on the Nasdaq for the five Nasdaq trading days immediately preceding the date of grant.

Document on display

A copy of the Second Amended and Restated 2018 Share Incentive Plan will be published on the websites of the Stock Exchange and the Company Investor Relations for display for a period of not less than 14 days before the date of the AGM and the Second Amended and Restated 2018 Share Incentive Plan will be made available for inspection at the AGM.

6.	THE AGM AND PROXY ARRANGEMENT

The notice of the AGM is set out in this circular. The form of proxy for use at the AGM is also enclosed with this circular. The form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk), the Company’s investor relations (https://ir.bilibili.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on May 23, 2024 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y Ordinary Shares and Class Z Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on May 23, 2024 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

LETTER FROM THE BOARD

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on June 26, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 18, 2024 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

The return of a form of proxy will not preclude the Shareholder from attending and voting in person at the AGM.

7.	VOTING BY POLL

In accordance with Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules. As at the Latest Practicable Date, the Directors were not aware of any Shareholder who is required to abstain from voting on the resolutions to be proposed at the AGM.

8.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

9.	RECOMMENDATION

The Board considers that the above-mentioned resolutions (the details of which are set out in the notice of AGM) regarding the proposed re-election of the retiring Directors and continuous appointment of independent Director who has served more than nine years, the proposed Share Issue Mandate, the Share Repurchase Mandate, the re-appointment of auditor and the proposed amendments to the 2018 Share Incentive Scheme are in the best interests of the Company and the Shareholders as a whole. Accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

Yours faithfully, for and on behalf of the Board of Bilibili Inc. Rui Chen Chairman

APPENDIX I	PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The following are the particulars of the retiring Directors proposed to be re-elected at the AGM.

DIRECTORS

1.	Rui Chen (陳睿)

Rui Chen, aged 46, has served as our chairman of the board of directors and chief executive officer since November 2014. He is a serial entrepreneur with more than 20 years of experience in the Internet and technology-related industries in China. Mr. Chen led our strategic development since our founding. With long-term thinking, he spearheaded a series of strategic initiatives which transformed the Company to a full-spectrum video community covering a wide array of content categories and diverse video consumption scenarios. Mr. Chen formulated the strategy of “community first,” and continuously investing in high-quality content. Under his leadership, Bilibili built a healthy and prosperous content ecosystem, which was crucial for us to stay attractive to young generations. At the same time, Mr. Chen led the construction of our business model, and guided the rapid development in multiple business areas.

Prior to joining us, Mr. Chen co-founded Cheetah Mobile Inc., a mobile internet company listed on the New York Stock Exchange (NYSE: CMCM). In 2009, Mr. Chen founded Beike Internet Security Co., Ltd. and served as its chief executive officer from 2009 to 2010. Prior to that, Mr. Chen served as general manager of Internet security research and development at Kingsoft Corporation Limited (HKEX: 3888), a leading software and internet service company listed on the Stock Exchange, from 2001 to 2008. Mr. Chen received his bachelor’s degree from Chengdu University of Information Technology in 2001.

INDEPENDENT DIRECTORS

2.	JP Gan

JP Gan, aged 52, has served as our director since January 2015 and has served for more than nine years. Mr. Gan has been a founding partner of INCE Capital Limited since 2019. From 2006 to 2019, Mr. Gan was a managing partner of Qiming Venture Partners. From 2005 to 2006, Mr. Gan was the chief financial officer of KongZhong Corporation. Mr. Gan is also an independent director of Trip. com Group Ltd. (Nasdaq: TCOM; HKEX: 9961). Mr. Gan received his bachelor’s degree in business administration from the University of Iowa in 1994 and his MBA degree from the University of Chicago Booth School of Business in 1999.

3.	Eric He (何震宇)

Eric He, aged 64, has served as our director since March 2018. He currently also serves as an independent director of Agora, Inc. (Nasdaq: API) since 2020. Mr. He had served as chief financial officer of JOYY Inc. (previously known as YY Inc.) (Nasdaq: YY) from August 2011 to May 2017. Prior to that, Mr. He served as chief financial officer of Giant Interactive Group, Inc. from March 2007 to August 2011. He served as chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Chartered Financial Analyst in the United States and was certified as a member of American Institute of Certified Public Accountants in 1991.

APPENDIX I	PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Recommendations to the Board for the proposal for re-election of each of Mr. Rui Chen, Mr. JP Gan and Mr. Eric He, as Directors were made by the Nominating and Corporate Governance Committee in accordance with the nomination criteria, after having considered a range of diversity perspectives including but not limited to gender, age, race, language, cultural background, educational background, industry experience and professional experience as set out in the board diversity policy of the Company.

The Nominating and Corporate Governance Committee had also taken into account of the respective contributions of Mr. Rui Chen, Mr. JP Gan and Mr. Eric He to the Board and their commitment to their roles. In addition, the Board has received the independence confirmations from Mr. JP Gan and Mr. Eric He pursuant to Rule 3.13 of the Listing Rules. With respect to Mr. JP Gan, an independent Director who has served the Board for more than nine years, the Nominating and Corporate Governance Committee and the Board also note that Mr. JP Gan (i) does not have any relationship with any directors, senior management or substantial shareholders or controlling shareholders of the Company; (ii) is not involved in any relationships or circumstances which would interfere with his ability to devote time to and exercise his independent judgment as an independent Director; and (iii) has diversified financial and accounting experiences, which have enabled him to bring a wide range of experience and insights to the Group, as well as provide objective and independent views to the Company during his term of office. Based on the above, the Nominating and Corporate Governance Committee and the Board considered that Mr. JP Gan remains independent despite his years of service with the Company.

In view of the above, the Nominating and Corporate Governance Committee and the Board consider that Mr. JP Gan and Mr. Eric He are independent and that their extensive knowledge and invaluable experience in the finance industry will allow them to contribute to the diversity of the Board and provide expert advice and perspectives on the Company’s business strategy and development.

Mr. Rui Chen, being a Director, has entered into a director agreement with the Company on October 3, 2022, the date on which the Company’s voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Stock Exchange became effective. The initial term of appointment commenced from October 3, 2022 and shall continue for a period of three years subject always to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the service agreement or by either party giving to the other not less than 30 days’ prior notice in writing.

Mr. JP Gan and Mr. Eric He, being independent Directors, have entered into director agreements with the Company on October 3, 2022. The initial term of appointment commenced from October 3, 2022 and shall continue for a period of three years subject always to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the director agreement or by either party giving to the other not less than 30 days’ prior notice in writing.

APPENDIX I	PARTICULARS OF DIRECTORS PROPOSED TO BE RE-ELECTED

As of the Latest Practicable Date, none of the Directors had or was proposed to have entered into any service agreement or letter of appointment with any member of the Group which is not determinable by any member of the Group within one year without payment of compensation (other than statutory compensation).

Mr. Rui Chen, is entitled to receive an annual salary and discretionary bonus in a total amount of approximately RMB1.8 million as the chairman of the Board, and chief executive officer of the Company and may also be entitled to share-based compensation subject to the discretion of the Board in his capacity as a Director and chief executive officer of the Company which is determined by the Board with reference to his duties and responsibilities with the Group, the Company’s remuneration policy and the performance of the Group. Mr. JP Gan, being an independent Director, is entitled to share-based compensation subject to the discretion of the Board which is determined by the Board with reference to his duties and responsibilities with the Group. Mr. Eric He, being an independent Director, is entitled to share-based compensation subject to the discretion of the Board which is determined by the Board with reference to his duties and responsibilities with the Group. Save as disclosed herein, each of Mr. Rui Chen, Mr. JP Gan and Mr. Eric He is not entitled to any director’s fee in their capacity as a Director or any other remuneration for the directorships held within the Group other than the Company.

As of the Latest Practicable Date, Mr. Rui Chen had interests or was deemed to be interested in 5,525,525 Class Z Ordinary Shares and 49,299,006 Class Y Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 13.28% of the total Shares in issue; Mr. JP Gan had interests or was deemed to be interested in 358,163 Class Z Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 0.09% of the total Shares in issue; and Mr. Eric He had interests or was deemed to be interested in 163,463 Class Z Ordinary Shares and underlying Shares of the Company or its associated corporation (within the meaning of Part XV of the SFO), representing approximately 0.04% of the total Shares in issue.

Save as disclosed above and immediately preceding the Latest Practicable Date, each of the above Directors had not held any directorships in other listed public companies or any other major appointments and professional qualifications during the past three years, did not hold any other position with the Company or other members of the Group and did not have any other relationships with any of the other Directors, senior management, substantial shareholders or controlling shareholders of the Company.

Save as disclosed above, there are no other matters concerning each of the Directors that need to be brought to the attention of the Shareholders in connection with his re-election and there is no other information that should be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Listing Rules, to provide information for you to make a reasonably informed decision on whether to vote for or against the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the Company had a total of 412,729,200 issued and outstanding Shares.

Subject to the passing of the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the AGM, and on the basis that the Company’s total issued share capital remains unchanged from the Latest Practicable Date to the AGM date, the Directors would be authorized under the Share Repurchase Mandate to repurchase up to 41,272,920 Class Z Ordinary Shares and/or ADSs, representing 10% of the Company’s total issued share capital, during the Share Repurchase Mandate period.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class Z Ordinary Shares and/or ADSs in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class Z Ordinary Share and/or ADS and/or its earnings per Class Z Ordinary Share and/or ADS and will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Class Z Ordinary Shares and/or ADSs and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Class Z Ordinary Shares and/or ADSs will be funded from the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2023) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Class Z Ordinary Shares and/or ADSs pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries, Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, were interested in a total of 83,715,114 Class Y Ordinary Shares, representing a total of 71.79% voting rights in the Company with respect to Shareholders’ resolutions relating to matters other than the Reserved Matters (excluding 8,532,217 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans).

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Share Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class Z Ordinary Shares, if the reduction in the number of Shares in issue would otherwise result in an increase in the proportion of Class Y Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Share Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

6.	MARKET PRICES OF SHARES

Set out below are the highest and lowest prices at which the Class Z Ordinary Shares traded on the Stock Exchange during each month in the previous twelve months and until the Latest Practicable Date:

	Share price
	(per Class Z Ordinary Share)
	Highest	Lowest
	(HK$)	(HK$)
2023
April	183.30	150.00
May	161.30	123.90
June	146.00	116.00
July	150.80	112.10
August	151.30	112.60
September	123.40	100.90
October	116.00	95.65
November	119.80	87.60
December	97.15	76.35

2024
January	97.00	67.80
February	84.15	68.80
March	104.60	75.60
April (up to the Latest Practicable Date)	91.40	87.75

7.	REPURCHASES OF SHARES

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. As of March 31, 2024, approximately 2.6 million ADSs had been repurchased for a total cost of US$53.6 million. No repurchases of ADSs or Class Z Ordinary Shares were made by the Company during the six months immediately preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

8.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Listing Rules), has any present intention, in the event that the Share Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Listing Rules) has notified the Company that he/she/it has a present intention to sell Shares to the Company if the Share Repurchase Mandate is exercised or has undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorized to make purchases to the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands (being the jurisdiction of the Company’s incorporation).

The Directors confirm that to the best of their knowledge and belief, neither the explanatory statement nor the proposed repurchase of Shares pursuant to the Share Repurchase Mandate has any unusual features.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

The following is a summary of the principal terms of the Second Amended and Restated 2018 Share Incentive Plan to be considered and approved by Shareholders at the AGM. It does not form part of, nor is it intended to be part of, the Second Amended and Restated 2018 Share Incentive Plan. The Directors reserve the right at any time prior to the AGM to make amendments to the Second Amended and Restated 2018 Share Incentive Plan as they may consider necessary or appropriate provided that such amendments do not conflict in any material aspect with the summary set out in this Appendix. The views of the Directors and the Compensation Committee as to the appropriateness and reasonableness of particular terms and how they align with the purpose of the Second Amended and Restated 2018 Share Incentive Plan are set out in italics and as notes to the summary.

Purpose	The purpose of the Second Amended and Restated 2018 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of Eligible Participants to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The Second Amended and Restated 2018 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Eligible Participants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

Awards	Awards under the Second Amended and Restated 2018 Share Incentive Plan may take the form of Options, restricted shares or restricted share units, which will be funded by new Class Z Ordinary Shares (or equivalent amount of ADSs, at the discretion of the Committee).

Plan administration	The Second Amended and Restated 2018 Share Incentive Plan shall be administered by the Board or the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Second Amended and Restated 2018 Share Incentive Plan if required by Applicable Laws, and with respect to Awards granted to the Committee members, independent Directors and executive officers of the Company.

Eligibility

Eligible Participants include the following categories of persons, as determined by the Committee:

(a)   Employee Participant, being any person who is an employee (whether full-time or part-time), director or officer of any Group Entity, including persons who are granted Awards under the Second Amended and Restated 2018 Share Incentive Plan as an inducement to enter into employment contracts with any Group Entity, provided that a person shall not cease to be an employee in the case of (a) any leave of absence approved by the relevant Group Entity; or (b) any transfer of employment amongst Group Entities or any successor, and provided further that a person shall, for the avoidance of doubt, cease to be an employee with effect from (and including) the date of termination of his/her employment.

(b)   Related Entity Participant, being any person who is a director or an employee (whether full-time or part-time) of a Related Entity.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

(c)   Service Provider Participant, being a person who provides services to the Group on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Committee, on a case by case basis, taking into account the following factors, including but not limited to:

(i) the individual performance of relevant Service Provider Participants;

(ii)  the length of business relationship with the Group;

(iii)  the materiality and nature of the business relationship with the Group (such as whether they relate to the core business of the Group and whether such business dealings could be readily replaced by third parties);

(iv) the background, reputation and track record of the relevant Service Provider Participants;

(v)   the scale of business dealings with the Group, in particular, whether such Service Provider Participants could bring positive impacts to the Group’s business with regard to factors such as the actual or expected increase in the Group’s revenue or profits or reduction in costs which is or may be attributable to the Service Provider Participants; and

(vi) the Group’s future business plans in relation to further collaboration with such Service Provider Participants and the long-term support that the Group may receive accordingly.

Service Provider Participants shall include Consultants engaged to provide services in relation to research and development, engineering or technical contribution, the design or development or distribution of products/services provided by the Group, product commercialization, marketing, innovation upgrading, strategic/commercial planning on corporate image and investor relations in investment environment of the Group, as determined by the Committee in its sole and absolute discretion, but shall not include any (i) placing agents or financial advisors providing advisory services for fundraising, mergers or acquisitions, or (ii) professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Note:

The Directors (including the independent Directors) consider the proposed categories of Related Entity Participant and Service Provider Participant to be in line with industry norms and that the proposed scope for “Eligible Participants” (including the selection of Eligible Participants) to be appropriate and aligns with the purpose of the Second Amended and Restated 2018 Share Incentive Plan. In particular: (a) Related Entity Participants will have a sufficiently close relationship with the Group and would likely be in a position to influence the Group’s business, reputation, operations and performance; (b) Service Provider Participants are those service provider subcategories that the Company considers to be particularly important to the success of the Group’s business and future development, including (i) by contributing to the Group’s operations and business structure/model; and (ii) would enable the Group to preserve its cash resources, and instead, use share incentives to attract persons of talent outside of the Group, whilst also aligning their interests with that of the Group and Shareholders through them owning a proprietary interest in the Company and becoming future Shareholders; (c) this scope is consistent with scope of participants approved by the Company under past share incentive plans, as well as, to the best knowledge of the Directors, the practices of peer companies that operate in similar or comparable industries to that of the Group or other companies listed in Hong Kong and their remuneration or compensation packages, and accordingly, the Directors (including the independent Directors) consider it appropriate to enhance the long-term relationship with these Eligible Participants by aligning their interests with that of the Company and Shareholders. Based on the above, the Directors (including the independent Directors) believe that the proposed scope for “Eligible Participants” is in line with the purpose of the Second Amended and Restated 2018 Share Incentive Plan.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Scheme Limit and Service Provider Sublimit

Scheme Limit:

The maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Share Options) together with the number of Shares which may be issued pursuant to any awards to be granted under any other share schemes of the Company (the “Scheme Limit”):

(a)   shall initially be the number of Shares representing 10% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date rounded down to the nearest integer, being 41,272,920 Shares (assuming that there is no change in the number of issued Shares during the period from the Latest Practicable Date to the Adoption Date); and

(b)   may be increased, refreshed or renewed from time to time in accordance with the Second Amended and Restated 2018 Share Incentive Plan.

Shares issued or to be issued pursuant to awards made under the Global Share Plan and the 2018 Share Incentive Plan shall not count toward the Scheme Limit or the Service Provider Sublimit. Shares subject to Awards which have lapsed in accordance with the terms of the Second Amended and Restated 2018 Share Incentive Plan (or the terms of any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Limit or the Service Provider Sublimit (i.e. the Scheme Limit and/or the Service Provider Sublimit will not be regarded as utilized in respect of such lapsed awards).

Awards in excess of the Scheme Limit:

The Company may seek separate approval of the Shareholders in general meeting to grant Awards beyond the Scheme Limit to Eligible Participants specifically identified by the Company, subject to compliance with the requirements set out in the Listing Rules and other Applicable Laws.

Service Provider Sublimit:

Within the Scheme Limit, the maximum number of Shares which may be issued pursuant to all Awards to be granted to Service Provider Participants under the Second Amended and Restated 2018 Share Incentive Plan (the “Service Provider Sublimit”):

(a)   shall initially be set at the number of Shares representing 0.5% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the Adoption Date rounded down to the nearest integer, being 2,063,646 Shares (assuming that there is no change in the number of issued Shares during the period from the Latest Practicable Date to the Adoption Date); and

(b)   may be increased, refreshed or renewed from time to time in accordance with the Second Amended and Restated 2018 Share Incentive Plan.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Note:

The Service Provider Sublimit was determined based on the maximum possible number of Shares that the Company intends to grant to Service Provider Participants and the Company’s future business and development plan. The Directors (including the independent Directors) consider the Service Provider Sublimit to be appropriate and reasonable given the nature of the industries in which the Group operates and the Group’s current and future business needs, and takes into account:

(i) the rationale behind the scope and eligibility criteria of Service Provider Participants, as detailed above;

(ii)  the extent of use of services of Service Provider Participants in the Group’s businesses, the current payment and/or settlement arrangement with the Service Provider Participants;

(iii)  the awards granted to service provider participants under the 2018 Share Incentive Plan;

(iv)  that this sublimit provides the Group with flexibility to provide equity incentives (instead of expending cash resources in the form of monetary consideration) to incentivize and collaborate with persons who are not employees or directors of the Group, but who may have exceptional expertise in their field or who may be able to provide valuable expertise and services to the Group, which is in line with the purpose of the Second Amended and Restated 2018 Share Incentive Plan;

(v)   that this sublimit represents a maximum limit and that the Company retains the flexibility to allocate Awards from this sublimit to satisfy Awards to other Eligible Participants depending on business growth and needs in the future as and when appropriate. For example, where the Company considers that the business needs of the Group at a future point in time suggests that the full Service Provider Sublimit is no longer needed for Service Provider Participants and that it would be more appropriate and beneficial to serve the purpose of the Second Amended and Restated 2018 Share Incentive Plan to allocate a portion of the Award Shares under this sublimit to other Eligible Participants; and

(vi)  the service provider sublimits proposed or adopted by other companies listed on the Stock Exchange.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Refreshing the Scheme Limit and/or the Service Provider Sublimit

The Company may refresh the Scheme Limit and/or the Service Provider Sublimit:

(a)   from the later of three years after the Adoption Date or three years after the date of the previous shareholder approval for refreshment of the Scheme Limit or the Service Provider Sublimit (as the case may be) pursuant to the Second Amended and Restated 2018 Share Incentive Plan, with the prior approval of Shareholders in general meeting by way of ordinary resolution; or

(b)   at any time, with the prior approval of the Shareholders in general meeting and subject to compliance with any additional requirements set out in the Listing Rules.

Limit on Refreshed Scheme Limit

The total number of Shares which may be issued in respect of all Awards to be granted under the Second Amended and Restated 2018 Share Incentive Plan under the Scheme Limit as refreshed and all other share schemes of the Company shall not exceed 10% the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the date of the approval to refresh the Scheme Limit by the Shareholders in general meeting.

For purposes of this limitation, Awards already granted under the Second Amended and Restated 2018 Share Incentive Plan and any other share schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with its terms) shall not be counted for the purpose of calculating the number of Shares that may be issued under the Scheme Limit as refreshed (i.e. the Scheme Limit as refreshed will not be regarded as utilized in respect of such awards that are already granted before the refreshment).

Maximum entitlement of each Eligible Participant	There is no specific maximum entitlement for each Eligible Participant under the Second Amended and Restated 2018 Share Incentive Plan. Awards granted to individuals that exceed the thresholds set out in Chapter 17 of the Listing Rules will be subject to additional approval requirements as required under Chapter 17 of the Listing Rules and set out in the section headed “Further approval requirements” below.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Further approval requirements

1% Individual Limit

Unless approved by the Shareholders in general meeting, the total number of Shares issued and to be issued upon the exercise of Awards granted and to be granted under the Second Amended and Restated 2018 Share Incentive Plan and any other share schemes of the Company to a Participant (including both exercised and outstanding awards) within any 12-month period shall not exceed 1% of the total issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares) at the date of any grant.

Any further grant of Awards to an Eligible Participant which would exceed the aforementioned limit shall be subject to separate approval of the Shareholders in general meeting with the relevant Eligible Participant and their associates abstaining from voting.

Limit on Grant to Director, Chief Executive or Substantial Shareholder

Any grant of Awards to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the Compensation Committee (except that any member who is a proposed recipient of the grant of any Awards shall abstain from voting on such matter) and the independent Directors (except that any independent Director who is a proposed recipient of the grant of any Awards shall abstain from voting on such matter). The Nominating and Corporate Governance Committee must make a recommendation on any grant of Awards to a Director who is a WVR Beneficiary.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

In addition:

(1)   where any grant of Awards (but not any grant of Options) to any Director (other than an independent Director) or chief executive of the Company, or any of their respective associates, would result in the Shares issued and to be issued in respect of all Awards granted under the Second Amended and Restated 2018 Share Incentive Plan and awards granted under any other share schemes of the Company (excluding any awards lapsed in accordance with the terms of the relevant share scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z ordinary Shares) at the date of such grant; or

(2)   where any grant of Awards to an independent Director or substantial shareholder of the Company, or any of their respective associates, would result in the number of Shares issued and to be issued upon exercise of all Awards already granted under the Second Amended and Restated 2018 Share Incentive Plan and awards granted under any other share schemes of the Company (excluding any awards lapsed in accordance with the terms of the relevant share scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% (or such other higher percentage as may from time to time be specified by the Stock Exchange) of the total number of issued and outstanding Shares (including both Class Y Ordinary Shares and Class Z Ordinary Shares), such further grant of Awards must be approved by Shareholders in general meeting in the manner required, and subject to the requirements set out, in the Listing Rules.

Limit on time of grant	No Award shall be granted to any Eligible Participant:

(1)   in circumstances prohibited by the Listing Rules or at a time when the relevant Eligible Participant would be prohibited from dealing in the Shares by the Listing Rules or by any other Applicable Laws;

(2) where the Company is in possession of any unpublished inside information in relation to the Company, until (and including) the trading day after such inside information has been announced;

(3)   during the periods commencing one month immediately before the earlier of the date of the board meeting for approving the Company’s results for any year, half-year, quarterly or any other interim period and the deadline for the Company to announce such results, and ending on the date of the results announcement, provided that such period will also cover any period of delay in the publication of any results announcement, and any such grant so made (or made without being subject to the necessary conditions contemplated above) shall be null and void to the extent (and only to the extent) that it falls within the circumstances described above.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Administration by trust	The Company may establish a Trust and appoint a Trustee to hold Shares and other trust property under the Trust for the purposes of implementing and administering the Second Amended and Restated 2018 Share Incentive Plan. The administration and operation of the Trust shall be governed by the Trust Deed. A Trustee shall not exercise any voting rights in respect of any unvested Shares held by it, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given.

Acceptance	The Committee may determine the amount (if any) payable on application or acceptance of an Award and the period within which any such payments must be made, which amounts (if any) and periods shall be set out in the Award Agreement. To the extent that Awards shall be satisfied by way of issue and allotment of new Shares, the grant of such Awards shall be conditional upon the Listing Committee of the Stock Exchange having granted approval for the listing of, and permission to deal in, such Shares and the satisfaction of any other conditions as may be considered necessary or appropriate by the Committee.

Issue price and exercise price	The issue price per Share (if any) of restricted shares or restricted share units granted to each Participant shall be determined by the Committee in its sole discretion and shall be set out in the Award Agreement.

The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which, as long as the Shares are listed on one or more established stock exchanges or national market systems (including the Nasdaq Stock Market or the Main Board of the Stock Exchange), shall be no less than the higher of: (i) the closing price of the Shares as quoted on the principal exchange or system on which the Shares are listed on the date of grant (which must be a business day); and (ii) the average closing price of the Shares as quoted on the principal exchange or system on which the Shares are listed for the five trading days immediately preceding the date of grant.

Note:

The above flexibility allows the Company to control the costs incurred by the Company from the grant of Awards under the Second Amended and Restated 2018 Share Incentive Plan by correlating the exercise price for Options with prevailing market prices at the time of grant (particularly considering that timing of when the Options will be exercised are within the discretion of the Participant and is typically made with reference to the difference between the exercise price and prevailing market prices at the time of exercise) and the Company reserving the discretion to determine the issue price, if any, on an individual basis taking into account the nature and degree of value benefiting the Group from granting Awards to such grantee, which is aligned with the purpose of the Second Amended and Restated 2018 Share Incentive Plan (particularly considering that Awards typically do not involve the same degree of exercise procedure and discretion on the part of the Participant as with Options).

Exercise period	The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Second Amended and Restated 2018 Share Incentive Plan shall not exceed ten years from the date of grant.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Limits on transfer	Unless otherwise expressly provided in the Second Amended and Restated 2018 Share Incentive Plan or any Applicable Laws (as may be amended from time to time),

(a) all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b) Awards are personal to the Participants and will be exercised only by the Participant; and

(c) amounts payable or shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the shares shall be subject to the restrictions set forth in the applicable Award Agreement.

The exercise and transfer restrictions above will not apply only where the written consent of the Company has been obtained and a waiver has been granted by the Stock Exchange for such transfer in compliance with the requirements of the Listing Rules and provided that any such transferee agrees to be bound by the terms of the Second Amended and Restated 2018 Share Incentive Plan as if the transferee were the Participant.

Notwithstanding anything to the contrary above, but subject to compliance with all Applicable Laws, Incentive Share Options, restricted shares and restricted share units will be subject to any and all transfer restrictions under the Internal Revenue Code of 1986 of the United States (as amended) applicable to such Awards or necessary to maintain the intended tax consequences of such Awards.

Vesting period	The Vesting Date in respect of any Award shall be not less than 12 months from the grant date, provided that for Employee Participants the Vesting Date may be less than 12 months from the grant date (including on the grant date) in the following circumstances:

(1) grants of “make whole” Awards to new Employee Participants to replace share awards such Employee Participants forfeited when leaving their previous employers;

(2) grants to an Employee Participant whose employment is terminated due to death or disability or event of force majeure;

(3)   grants of Awards which are subject to the fulfilment of performance targets and other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted, vested or paid out to the Participants;

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

(4)   grants of Awards the timing of which is determined by administrative or compliance requirements not connected with the performance of the relevant Employee Participant, in which case the Vesting Date may be adjusted to take account of the time from which the Award would have been granted if not for such administrative or compliance requirements;

(5) grants of Awards with a mixed vesting schedule such that the Awards vest evenly over a period of 12 months;

(6) grants of Awards with a total vesting and holding period of more than 12 months; or

(7)   grants to Employee Participants of a similar value to replace their equity incentive awards granted by any Subsidiary (the “Subsidiary Awards”), following the completion of the mergers and acquisitions carried out by the Company from time to time, following which the Subsidiary Awards will be lapsed. Upon the grant of replacement share incentives by the Company to replace the Subsidiary Awards, the vesting of the replacement grants will generally follow the original vesting schedule of the Subsidiary Awards, and there is a possibility that the time gap between the date of issuance of replacement grants and the first vesting date of the replacement grants will be less than 12 months. In this circumstance, the Awards granted by the Company may have a shorter (or no) vesting period to reflect the vesting status of the Subsidiary Awards which have been lapsed.

If a Vesting Date is not a Business Day, such Vesting Date shall, subject to any trading halt or suspension of dealings in the Shares on the Stock Exchange, be deemed to be the next Business Day immediately thereafter.

Note:

The Directors and the Compensation Committee are of the view that the vesting period (including the circumstances in which a shorter vesting period may apply), as detailed above, enables the Company to offer competitive remuneration and reward packages to Employee Participants, on an ad hoc basis, in such circumstances that would be justified and reasonable, which is also consistent with the Listing Rules and the former practice of the Company and peer companies in the Group’s industry. Accordingly, the above vesting period is considered appropriate and aligns with the purpose of the Second Amended and Restated 2018 Share Incentive Plan.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Performance targets	The Committee, in its discretion, shall set performance targets or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted, vested or paid out to the Participants. The performance targets may be based on transaction milestones, business or financial performance results, individual performance appraisal and/or contribution to the Group, and as evaluated by the Group over a specified evaluation period, and may vary among individual Awards and Participants. Details of any such performance targets, criteria or conditions shall be set out in the Award Agreement. For the avoidance of doubt, an Award shall not be subject to any performance targets, criteria or conditions if none are set out in the relevant Award Agreement.

Note:

The Directors consider that it is not practicable to expressly set out a generic set of performance targets in the Second Amended and Restated 2018 Share Incentive Plan, since each Participant has a different position/role with respect to the Group and will contribute differently to the Group in nature, duration and significance. The Committee will have regard to the purpose of the Second Amended and Restated 2018 Share Incentive Plan in making such determinations, with performance targets generally being in line with common key performance indicators in the industry of the Group, such as quantitative performance targets to be achieved, the Participant’s background/experience, qualitative contributions made or potentially to be made to the Group, and broader audit result trends, subject to amendments or adjustments as the Committee deems appropriate.

The Directors consider that it is not practicable to expressly set out when Awards may be granted without performance targets before assessing the individual circumstances of the Eligible Participants as and when they are selected by the Committee. Awards may be granted to Eligible Participants without performance targets, including but not limited to, where the Committee is of the view that additional performance target is not necessary in light of the actual circumstances of the particular Eligible Participant and such arrangement is aligned with the terms and purpose of the Second Amended and Restated 2018 Share Incentive Plan to increase the relevant Participants’ loyalty to the Company and incentivize the relevant Participants to work towards enhancing the value of the Company and its Shares. The Company will comply with the applicable disclosure requirements on performance target(s) under the Listing Rules.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Voting and dividend Rights	No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued or caused to be held by such person in connection with such Award. Accordingly, except as otherwise determined by the Committee, a Participant shall not have any voting rights, transfer rights or rights to participate in any dividends or distributions (including those arising on a liquidation of the Company) declared or recommended or resolved to be paid to the Shareholders on the register of members of the Company on a date prior to the name of such Participant being registered on such register. Where Shares are held on trust for the Participant, a Participant may give instructions to the Trustee to exercise the voting rights in respect of those Shares pursuant to, and to the extent permitted by, the Trust Deed.

Lapse of awards	An Award shall lapse automatically (to the extent not already vested and, where relevant, exercised) on the earliest of:

(a) the expiry of any applicable exercise period (in respect of Options);

(b) the clawback mechanism (as described below) being triggered;

(c) the expiry of any of the periods for accepting or exercising the Award; and

(d) the date on which the Participant commits a material breach of the terms of the Second Amended and Restated 2018 Share Incentive Plan (including any restriction on transferability of the Awards).

Cancellation of Awards	Any Awards granted but not exercised may be cancelled by the Committee at any time with the prior consent of the Participant. Issuance of new Awards to the same Participant whose Awards have been cancelled pursuant to the Second Amended and Restated 2018 Share Incentive Plan may only be made if there are unissued Awards available under the Scheme Limit (and the Service Provider Sublimit, if applicable) and in compliance with the terms of the Second Amended and Restated 2018 Share Incentive Plan.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Clawback	In the event that: (a) a Participant ceases to be an Eligible Participant by reason of the termination of his/her employment or contractual engagement with the Group or Related Entity for cause or without notice or with payment in lieu of notice; (b) a Participant has been convicted of a criminal offence involving his/her integrity or honesty; or (c) in the reasonable opinion of the Board or the Committee, a Participant has engaged in serious misconduct or breaches the terms of the Second Amended and Restated 2018 Share Incentive Plan in any material respect, then the Board or the Committee may make a determination at its absolute discretion to the extent permitted or required by Applicable Laws that: (A) any Awards issued to that Participant but not yet exercised shall immediately lapse, regardless of whether such Awards have vested or not, (B) with respect to any Shares vested, exercised, issued, transferred or paid to that Participant pursuant to such Awards, the Participant shall be required to transfer or pay back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares, or (3) a combination of (1) and (2), and/or (C) with respect to any Shares held by the Trustee for the benefit of the Participant, those Shares shall no longer be held on trust for nor inure to the benefit of the Participant.

Awards under the Second Amended and Restated 2018 Share Incentive Plan shall be subject to the Company’s clawback policy (as amended from time to time), which may allow the Company to recover compensation that is granted, vested or paid to a person who served as an “Executive Officer” within the meaning of the clawback policy in the event of a required accounting restatement of the Company’s financial statements under the securities laws or other circumstances as described in the clawback policy.

Note:

The Directors are of the view that the above clawback mechanism enables the Company to clawback Awards (or the Shares underlying such Awards) received by those Participants who have, for example, seriously violated the policies of the Group, put the Group into disrepute, adversely harmed the Group, or otherwise exposed the Group to significant risk. In these circumstances, the Company would not consider it in the Company or Shareholders’ best interests to incentivize them with proprietary interests of the Company under the Second Amended and Restated 2018 Share Incentive Plan, nor would the Company consider such Participants benefiting under the Second Amended and Restated 2018 Share Incentive Plan to align with the purpose of the plan. As such, the Company considers this clawback mechanism appropriate and reasonable.

Term of the Second Amended and Restated 2018 Share Incentive Plan	Unless terminated earlier pursuant to its terms, the Second Amended and Restated 2018 Share Incentive Plan will expire on, and no Award may be granted pursuant to the Second Amended and Restated 2018 Share Incentive Plan after the tenth anniversary of February 27, 2018 (i.e. the date of initial adoption of the 2018 Share Incentive Plan).

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Amendment, modification and termination	At any time and from time to time, the Board may terminate, amend or modify the Second Amended and Restated 2018 Share Incentive Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required and the terms of the Second Amended and Restated 2018 Share Incentive Plan so altered shall still comply with the relevant requirements of the Applicable Laws or stock exchange rules, and (b) shareholder approval in general meeting is required for any amendment or alteration to the terms the Second Amended and Restated 2018 Share Incentive Plan which are of a material nature or to those provisions of the Second Amended and Restated 2018 Share Incentive Plan which relate to the matters set out in Rule 17.03 of the Listing Rules to the extent that such alteration or amendment operates to the advantage of Eligible Participant and (c) any change to the authority of the Board or the Committee, to alter the terms of the Second Amended and Restated 2018 Share Incentive Plan shall be subject to the approval of the shareholders of the Company in general meeting.

Any amendment or alteration to the terms of any Award the grant of which was subject to the approval of a particular body (such as the Board or any committee thereof, the independent directors, or the shareholders of the Company in general meeting) shall be subject to approval by that same body, provided that this requirement does not apply where the relevant alteration takes effect automatically under existing terms of the Second Amended and Restated 2018 Share Incentive Plan and that the terms of the Awards so altered shall still comply with the relevant requirements of the Applicable Laws. Without limiting the generality of the foregoing, any change in the terms of Awards granted to any Participant who is a director, chief executive or substantial shareholder of the Company, or any of their respective associates, must be approved by the shareholders in general meeting in the manner required in the Listing Rules if the initial grant of the Awards requires such approval (except where the changes take effect automatically under the rules of the Second Amended and Restated 2018 Share Incentive Plan).

In the event that the Second Amended and Restated 2018 Share Incentive Plan is terminated or expired, any Awards that are outstanding on the date of termination or expiration (as the case may be) shall remain in force according to the terms of the Second Amended and Restated 2018 Share Incentive Plan and the applicable Award Agreement, and the provisions of the Second Amended and Restated 2018 Share Incentive Plan shall remain in full force to the extent necessary to give effect to the vesting or exercise of any such Award.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE SECOND AMENDED AND RESTATED 2018 SHARE INCENTIVE PLAN

Alterations in share capital or corporate transactions	In the event of any capitalization issue, rights issue, subdivision of shares, share split, consolidation of shares, reverse share split, or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Class Z Ordinary Shares as consideration in a transaction to which the Company is a party) after the Adoption Date, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion subject to compliance with Applicable Laws may deem appropriate to reflect such change with respect to the following:

(a)   the aggregate number of shares that may be issued under the Second Amended and Restated 2018 Share Incentive Plan (including, but not limited to, adjustments of the number of Class Z Ordinary Shares constituting the Scheme Limit or Service Provider Sublimit, provided that in the event of any Share subdivision or consolidation the Scheme Limit and Service Provider Sublimit as a percentage of the total issued and outstanding Shares (including both Class Z Ordinary Shares and Class Y Ordinary Shares) at the date immediately before any consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision); and

(b) the grant or exercise/issue price per share for any outstanding Awards under the Second Amended and Restated 2018 Share Incentive Plan,

or any combination thereof, as the auditors of the Company or a financial advisor engaged by the Company for such purpose have certified satisfy the relevant requirements of the Listing Rules and are, in their opinion, fair and reasonable either generally or as regards any particular Participant, provided always that (i) any such adjustments should give each Participant the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that Participant was previously entitled prior to such adjustments, and (ii) no such adjustments shall be made which would result in a Share being issued at less than its nominal value. The capacity of the aforementioned auditors or financial advisor (as the case may be) is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Participants.

The Directors are of the view that share split and reverse share split are equivalent to subdivision and consolidation of shares as specified under Rule 17.03(13) of the Listing Rules, respectively; where adjustments are made in the event of share split and/or reverse share split under the Second Amended and Restated 2018 Share Incentive Plan, such adjustments will be in compliance with Applicable Laws and not to the advantage of the Participants.

NOTICE OF ANNUAL GENERAL MEETING

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: BILI and HKEX: 9626)

NOTICE OF ANNUAL GENERAL MEETING

The attached Notice of Annual General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of annual general meeting (the “Annual General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s investor relations website at https://ir.bilibili.com/.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated April 9, 2024 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Annual General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, June 28, 2024 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following:

1.	ordinary resolution: to receive the audited consolidated financial statements of the Company and the reports of the Directors and auditor of the Company for the year ended December 31, 2023;

2.

ordinary resolution: to re-elect Rui Chen to serve as a director until the 2027 annual general meeting of shareholders and until her successor is duly elected and qualified, subject to his earlier resignation or removal;

3.

ordinary resolution: to re-elect JP Gan who has served the Company for more than nine years to serve as an independent director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

4.

ordinary resolution: to re-elect Eric He to serve as an independent director until the 2027 annual general meeting of shareholders and until his successor is duly elected and qualified, subject to his earlier resignation or removal;

5.	ordinary resolution: to authorize the Board to fix the remuneration of the Directors of the Company;

6.

ordinary resolution: to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024;

NOTICE OF ANNUAL GENERAL MEETING

7.	ordinary resolution:

(a)

subject to paragraph (c) below, to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class Z ordinary shares or securities convertible into Class Z ordinary shares, or options, warrants, or similar rights to subscribe for Class Z ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class Z ordinary shares or securities convertible into Class Z ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class Z ordinary shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class Z ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class Z ordinary shares or rights to acquire Class Z ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2018 Share Incentive Plan (as amended from time to time);

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

8.	ordinary resolution:

(a)

to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

NOTICE OF ANNUAL GENERAL MEETING

9.

ordinary resolution: conditional upon the passing of resolutions 7 and 8 of this notice, to extend the general mandate referred to in the resolution 7 of this notice by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 8 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

10.

ordinary resolution: to (i) approve and adopt the Second Amended and Restated 2018 Share Incentive Plan, a copy of which is produced to this meeting and signed by the Chairman of the AGM for the purpose of identification; (ii) approve and adopt the Scheme Limit of the Second Amended and Restated 2018 Share Incentive Plan, being the number of Shares representing 10% of the total number of issued and outstanding Shares of the Company (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the date of passing of resolution 10 rounded down to the nearest integer; and (iii) authorize the Board and the Committee to grant the awards thereunder, and do all such acts and execute all such documents as it/they may deem necessary or expedient in order to give full effect to the implementation of the Second Amended and Restated 2018 Share Incentive Plan; and

11.

ordinary resolution: conditional upon the passing of resolution 10 of this notice, to approve and adopt the Service Provider Sublimit (as defined in the Second Amended and Restated 2018 Share Incentive Plan), being the number of Shares representing 0.5% of the total number of issued and outstanding Shares of the Company (including both Class Y Ordinary Shares and Class Z Ordinary Shares) as at the date of passing resolution 10 rounded down to the nearest integer.

Resolution 10 is not conditional upon the passing of resolution 11, but resolution 11 is conditional upon the passing of resolution 10. In the event that resolution 10 is passed but resolution 11 is not passed, the Company will adopt the Second Amended and Restated 2018 Share Incentive Plan but the Directors shall alter the Second Amended and Restated 2018 Share Incentive Plan to remove references to the grant of Awards to Service Provider Participants. In the event that resolution 11 is passed but resolution 10 is not passed, the Second Amended and Restated 2018 Share Incentive Plan will not be adopted.

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on May 23, 2024 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

NOTICE OF ANNUAL GENERAL MEETING

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 23, 2024 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on the Company’s investor relations website at https://ir.bilibili.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m, Hong Kong time, on June 26, 2024 at 17M Floor, Hopewell Centre,183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on June 18, 2024 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s investor relations website at http://ir.bilibili.com, the Stock Exchange’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov.

By order of the Board Bilibili Inc. Rui Chen Chairman

Hong Kong, April 9, 2024

As at the date of this notice, the board of directors of the Company comprises Mr. Rui CHEN as the chairman, Ms. Ni LI and Mr. Yi XU as directors, Mr. JP GAN, Mr. Eric HE, Mr. Feng LI and Mr. Guoqi DING as independent directors.